UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

BIOLASE TECHNOLOGY, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
090911108
(CUSIP Number)
Federico Pignatelli
Pier 59 Studios
Pier 59
Chelsea Pier
New York, NY 10011
(917) 960-3200

Copies to:
Bruce D. Meyer
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, CA 90071
(213) 229-7979
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 4, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	090911108

1.	Names of Reporting Persons Federico Pignatelli

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

	N/A

6.	Citizenship or Place of Organization

	United States

	7.	Sole Voting Power

Number of		1,345,250

Shares	8.	Shared Voting Power
Beneficially
Owned by		0

Each	9.	Sole Dispositive Power
Reporting
Person		1,345,250

With	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,345,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	N/A

13.	Percent of Class Represented by Amount in Row (11)

	5.4%[1]

14.	Type of Reporting Person (See Instructions)

	IN

[1]	Based upon 24,388,778 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 17, 2010.

     This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on May 17, 2010 (the “Original Filing”) by the Reporting Persons relating to the common stock, par value $0.001 per share (“Common Stock”) of Biolase Technology, Inc., a Delaware corporation (the “Issuer”). Information reported in the Original Filing remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.
Item 1. Security and Issuer.
Item 1 is hereby amended and restated as follows:
     This Amendment, which relates to the Reporting Person’s beneficial ownership of the Issuer’s Common Stock, is being filed to supplement the disclosure in Item 4 of the Original Filing and amend Item 7 of the Original Filing. The principal executive offices of the Issuer are located at 4 Cromwell, Irvine, California 92618.
Item 4. Purpose of Transaction.
Item 4 of the Original Filing is hereby supplemented as follows:
     In response to the Reporting Person’s continued dissatisfaction with the performance of the Board of Directors of the Issuer, on June 4, 2010, the Reporting Person delivered a letter, which the Reporting Person modified and re-delivered on June 7, 2010 (as modified, the “Letter”) to the Secretary of the Issuer (and a copy to each member of the Board of Directors of the Issuer), notifying the Secretary that in the Reporting Person’s capacity as President of the Issuer, the Reporting Person was exercising his right pursuant to Section 2.3(a) of the Issuer’s Bylaws, to call a special meeting (the “Meeting”) of the Issuer’s stockholders on August 6, 2010, at 11AM Pacific Daylight Time, at the Issuer’s Corporate offices. Pursuant to the Letter, the Reporting Person proposed that at the Meeting, the Issuer’s stockholders vote to (i) remove all persons serving as directors of the Issuer at the Meeting, other than himself and Mr. David M. Mulder; (ii) amend Section 3.2 of the Bylaws to reduce the size of the Board to no less than three directors and no more than seven directors; (iii) amend Section 3.4 of the Bylaws to require the unanimous vote of all remaining members of the Board to fill any vacancy on the Board whether as a result of an increase in the authorized number of directors on the Board or otherwise; (iv) amend Section 4.6 of the Bylaws to provide that the Board must adhere to any voting requirements required by the Bylaws; (v) amend Sections 7.1 of the Bylaws to require that (a) the Chief Executive Officer (the “CEO”) and Chief Financial Officer (or the principal officer having responsibility for financial matters pertaining to the Issuer) (the “CFO”) be elected by the unanimous vote of all directors other than any director who is being considered for election as the CEO or CFO, as applicable, by the Board, and (b) the Chairman of the Board be elected by the affirmative vote of all directors on the Board but one director; provided, however that the CEO may not serve as Chairman of the Board unless he/she is elected by the unanimous vote of all directors on the Board; (vi) add a new Section 9.11 to the Bylaws requiring the unanimous vote of all members of the Board to issue Issuer securities except as specifically provided for therein; and (vii) amend Section 11.2 of the Bylaws to require unanimous Board approval (or stockholder approval) to amend or repeal Sections 2.9, 3.2, 3.4, 4.6, 7.1, and 9.11 of the Bylaws. The Reporting Person intends to file a proxy statement with the United States Securities and Exchange Commission relating to the Meeting and to solicit proxies in support of the foregoing proposals. The Reporting Person believes that such changes in the Issuer’s Board of Directors and the Issuer’s Bylaws is in the best interests of the Issuer’s stockholders and could help maximize stockholder value.
     A copy of the Letter is filed herewith and attached hereto as Exhibit 1 and is incorporated by reference herein. The description of the Letter is qualified it its entirety by reference to the attached Exhibit 1.
Item 7. Material to Be Filed as Exhibits.
Item 7 is hereby amended and restated as follows:
     Exhibit 1 — Letter to Secretary of Biolase Technology, Inc., dated June 7, 2010.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Federico Pignatelli	June 8, 2010
Federico Pignatelli